EXHIBIT (1)

                                                       FOR IMMEDIATE RELEASE

               COMCAST ANNOUNCES DEBT REDEMPTION AT WHOLLY-OWNED
                    SUBSIDIARY, STORER COMMUNICATIONS, INC.

Philadelphia, PA - May 27, 1997: Comcast Corporation announced today that its wholly-owned subsidiary, Storer Communications, Inc., has elected to redeem all of its outstanding 10% Subordinated Debentures Due May 15, 2003. The Debentures were originally issued in 1983. An aggregate principal amount of $139.3 million of the Debentures will be redeemed on June 30, 1997 at the redemption price of 100% of the principal amount thereof, together with accrued interest from the most recent interest payment date, May 15, 1997, for a total payment of $1,012.50 per $1,000 principal amount of Debentures. From and after the redemption date, interest will cease to accrue upon or in respect of the Debentures. The Debentures are listed on the American Stock Exchange under the symbol SCI.A.

      Bondholders have been notified of the redemption by The Chase Manhattan Bank, N.A., which will act as paying agent for the redemption on behalf of First Union National Bank, which serves as Trustee for the issue.

      Comcast Corporation is principally engaged in the development, management and operation of wired telecommunications including cable television and telephone services; wireless telecommunications including cellular, personal communications services and direct to home satellite television; and content through principal ownership of QVC, the world's premier electronic retailer, through C3 (Comcast Content & Communications), through majority ownership of Comcast-Spectacor and controlling interest in E! Entertainment and through other programming investments. The Company's consolidated and affiliated operations serve over ten million customers worldwide.

      Comcast's Class A and Class A Special Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSA and CMCSK, respectively.



FOR FURTHER INFORMATION CONTACT:

      Christine K. Van Horne
      (215) 981-7551

      Marlene S. Dooner
      (215) 981-7392